UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 11)*

                              Intrawest Corporation
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    460915200
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 460915200              SCHEDULE 13D                 PAGE 2 OF 6 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PIRATE CAPITAL LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,928,570
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,928,570
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,928,570
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 460915200              SCHEDULE 13D                 PAGE 3 OF 6 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,928,570
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,928,570
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,928,570
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 460915200              SCHEDULE 13D                 PAGE 4 OF 6 PAGES
-------------------                                           ------------------

The Schedule 13D filed on June 28, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, no par value ("Shares"), of Intrawest Corporation (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on July 25, 2005, Amendment No. 2 filed on October 18, 2005, Amendment No. 3 filed on November 4, 2005, Amendment No. 4 filed on December 16, 2005, Amendment No. 5 filed on February 9, 2006, Amendment No. 6 filed on March 2, 2006, Amendment No. 7 filed on April 18, 2006, Amendment No. 8 filed on April 28, 2006, Amendment No. 9 filed on May 19, 2006 and Amendment No. 10 filed on June 26, 2006 is hereby amended by this Amendment No. 11 to the Schedule 13D. The principal executive office of the Issuer is located at 200 Burrard Street, Suite 800, Vancouver, BC V6C 3L6, Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

      Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $239,239,012 was paid to acquire such Shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On August 11, 2006, Pirate Capital issued a press release (the "Release") (i) announcing its support for the sale of the Issuer to Fortress Investment Group LLC for US$2.8 Billion (US$35 cash per share), and (ii) commending the Board of Directors and executive management of the Issuer for conducting the broad and thorough strategic review that resulted in the sale. A copy of the Release is attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 8,928,570 Shares, constituting approximately 18.2% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 49,059,126 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Report of Foreign Issuer on Form 6-K filed on May 15, 2006.

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CUSIP NO. 460915200              SCHEDULE 13D                 PAGE 5 OF 6 PAGES
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      (b) By virtue of its position as general partner of Jolly Roger Fund LP,
Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 994,100 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 7,934,470 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (Mint Master Fund LTD no longer owns Shares due to an internal reallocation). By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital LLC and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 8,928,570 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the most recent filing on Schedule 13D. All of the Shares were purchased in open market transactions.

Jolly Roger Offshore Fund LTD

Trade Date        Shares Purchased (Sold)       Price per Share ($)
----------        -----------------------       -------------------
6/28/2006                  6,300                       30.70
6/29/2006                  3,100                       30.95
7/06/2006                 10,000                       31.36
7/11/2006                  9,400                       29.75
7/12/2006                  5,000                       30.04
7/21/2006                  5,000                       28.00
7/25/2006                 10,000                       29.48
7/25/2006                 25,000                       29.30
8/08/2006                 85,700                       26.95
8/08/2006                150,000                       27.00
8/09/2006                 25,000                       26.94
8/09/2006                 10,000                       26.75
8/10/2006                 10,000                       26.55

Jolly Roger Activist Portfolio Company LTD

Trade Date        Shares Purchased (Sold)       Price per Share ($)
----------        -----------------------       -------------------
6/30/2006                 33,500                       31.75
8/03/2006                  2,600                       26.30
8/04/2006                100,000                       26.69
8/07/2006                 40,200                       27.01
8/07/2006                 65,000                       27.00
8/07/2006                 50,000                       26.93

Mint Master Fund LTD

Trade Date        Shares Purchased (Sold)       Price per Share ($)
----------        -----------------------       -------------------
7/17/2006                  5,000                       28.75
7/18/2006                  6,200                       28.37
7/19/2006                  5,000                       28.86

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Press Release of Pirate Capital dated August 11, 2006

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CUSIP NO. 460915200              SCHEDULE 13D                 PAGE 6 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2006


                               PIRATE CAPITAL LLC


                               By: /s/ Thomas R. Hudson Jr.
                                   ------------------------
                               Name:   Thomas R. Hudson Jr.
                               Title:  Managing Manager

                               /s/ Thomas R. Hudson Jr.
                               ----------------------------
                               Thomas R. Hudson Jr.